

Frank Capital Partners LLC

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Welcome

Frank Capital Partners LLC is a registered investment advisor based in Parsippany, New Jersey. We offer two products: The Frank Value Fund and private account management. The Frank Value Fund is a mutual fund that is currently open to investors exclusively in New York and New Jersey. Due to our small business atmosphere, we can deliver our shareholders excellent customer service, and we aim to outperform the S&P 500 over the long-term. Our private account management services are for high net worth individuals and institutional clients nationwide who desire a personally tailored portfolio. More information about our mutual fund can be found under Frank Value Fund. Investors interested in private account management should contact us via telephone. Frank Capital Partners is a value investing firm, enabling our clients to grow wealth safely for the long-term.

Our Strategy

Our managers believe it is possible to minimize risk without sacrificing superior returns. The Frank Value Fund aims to outpace its benchmark, the S&P 500, over the long-term by investing in financially sound companies at bargain prices. These companies are at low price levels because they may be unjustly shunned by traditional Wall Street brokerage houses or merely going through a transitional period. Regardless of the reason, investing in value stocks is safe, proven, and has excellent potential returns. Feel free to read more about our strategy.



Performance and History

NASDAQ Symbol: FRNKX

The Frank Value Fund commenced operations on July 21, 2004. Our benchmark is the S&P 500 index. We aim to outperform this index over the long-term.

Frank Value Fund NAV 5/10/07: 13.26
Year to Date Return: 7.63%

Time Period	Frank Value Fund	S&P 500 Total Return	FVF vs S&P
Year-to-Date as of 3/31/07	+3.08%	+0.64%	+2.44%
One Year Ended 3/31/07	+12.42%	+11.83%	+0.59%
Total Return Since Inception 7/21/2004 (as of 3/31/07)	+36.43%	+34.21%	+2.22%
Average Annual Return Since Inception 7/21/2004 (as of 3/31/07)	+12.23%	+11.54%	+0.69%

The Frank Value Fund paid a dividend of $0.29 on December 20, 2005 and a dividend of $0.58 on December 27, 2006. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the Fund at 1-866-706-9790 or visiting our website at www.frankfunds.com. Returns include reinvestment of any dividends and capital gain distributions.

Non-FDIC insured. May lose value. No bank guarantee. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by following this link or by calling 1-866-706-9790.   Please read it carefully before you invest or send money.


Frank Value Fund

NASDAQ Ticker Symbol: FRNKX

Information about the Frank Value Fund can be found in our Fact Sheet and Prospectus.

The managers invest in value stocks, buying stock in companies they believe are trading at prices less than their true value. In other words, the Frank Value Fund tries to buy a dollar for fifty cents.

How to Invest

To make an investment, please request the Frank Value Fund's free prospectus. You can download the prospectus (requires Adobe Acrobat Reader). You can also request a copy of the prospectus by U.S. Mail. To request your copy, or if you have any questions please call us (973) 887-7698 or toll-free: (866) 706-9790.

We also accept IRA accounts; please call us to request your forms.

Checklist for Investing in the Fund:

1. Read the prospectus
2. Print out and complete an account application
3. Make your check payable to "Frank Value Fund" (minimum initial investment $3,000, subsequent investment minimum $100)
4. Mail the completed application along with your check to:

   Frank Value Fund
   c/o Mutual Shareholder Services
   8000 Town Center Drive, Suite 400
   Broadview Heights, OH 44147


Our Philosophy

We are value investors - we minimize risk and maximize potential return. Frank Capital only buys stock after a company survives our intense analysis. Our research is twofold.

First, we use a by-the-numbers approach based on the principles Benjamin Graham articulated in his 1934 landmark book, Security Analysis. Graham's theory was that every business has an intrinsic value, independent from its quoted price on the stock exchange. Frank Capital calculates this intrinsic value several different ways, using the value of assets, enterprise value to EBITDA ratios, free cash flow ratios, and return on capital. We concentrate equally on the balance sheet, cash flow statement, and income statement.

The second part of our research examines the financial statements, company letters, conference calls, and any other information we can find for ethical problems, management issues, and market position. For example, we enjoy investing in companies with barriers to entry that protect them from future competitors. Warren Buffett called this technique "finding a moat."

Why Us?

Investing in our mutual fund as an alternative to a much larger Wall Street firm is an excellent decision. We are small and can move in and out of positions much faster than a company with significantly more assets. Plus, our managers do not have to meet short-term performance targets, allowing them to focus on the long-term. Funds with short-term targets sometimes juggle positions to chase performance – we believe this is harmful to the long-term health of a fund. Our long-term focus is in investors' best interest.



Quarterly Letters to Shareholders

Q1 07

Q4 06

Q3 06

Q2 06

Q1 06

Q4 05

Q3 05

Q2 05

Q1 05

Q4 04

Q3 04

SEC Filings

March 2007 - N-CSR - Certified shareholder report

November 2006 - N-Q - Quarterly schedule of portfolio holdings

October 2006 - Frank Value Fund Prospectus and SAI (Post-effective amendment)

September 2006 - N-CSR - Certified shareholder report

August 2006 - N-PX - Annual report of proxy voting record

May 2006 - N-Q - Quarterly schedule of portfolio holdings

March 2006 - N-CSR - Certified shareholder report

November 2005 - N-Q - Quarterly schedule of portfolio holdings

September 2005 - N-CSR - Certified shareholder report

September 2005 - Frank Value Fund Prospectus and SAI (Post-effective amendment)

August 2005 - N-PX - Annual report of proxy voting record

May 2005 - N-Q - Quarterly schedule of portfolio holdings

March 2005 - N-CSR - Certified shareholder report



Frank Capital Partners LLC

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How can we help?

We welcome your questions!

Phone

973.887.7698
866.706.9790 - toll free

Email

Alfred Frank - afrank@frankfunds.com
Brian Frank - bfrank@frankfunds.com